   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 5, 1995



                                                       REGISTRATION NO. 33-61329

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            ------------------------


                               AMENDMENT NO. 1 TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                          AIRBORNE FREIGHT CORPORATION
             (Exact name of Registrant as specified in its charter)

                            ------------------------

             Delaware                              91-0837469
     (State of Incorporation)       (I.R.S. Employer Identification Number)



                              3101 Western Avenue
                              Post Office Box 662
                           Seattle, Washington 98111
                                 (206) 285-4600
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            ------------------------

                ABX AIR, INC.                                    AIRBORNE FORWARDING CORPORATION
(Exact name of registrant as specified in its         (Exact name of registrant as specified in its charter)
                    charter)
       Delaware              91-1091619                       Delaware                     91-0894946
       (State of          (I.R.S. Employer            (State of Incorporation)          (I.R.S. Employer
     Incorporation)    Identification Number)                                        Identification Number)
               145 Hunter Drive                                        3101 Western Avenue
            Wilmington, Ohio 45177                                     Post Office Box 662
                (513) 382-5591                                      Seattle, Washington 98111
                                                                          (206) 285-4600

  (Address, including zip code, and telephone number, including area code, of registrant's executive offices)


              AIRBORNE FTZ, INC.                                    WILMINGTON AIR PARK, INC.
(Exact name of registrant as specified in its         (Exact name of registrant as specified in its charter)
                    charter)
         Ohio                34-1375411                         Ohio                       34-1261776
       (State of          (I.R.S. Employer            (State of Incorporation)          (I.R.S. Employer
     Incorporation)    Identification Number)                                        Identification Number)
               145 Hunter Drive                                          145 Hunter Drive
            Wilmington, Ohio 45177                                    Wilmington, Ohio 45177
                (513) 382-5591                                            (513) 382-5591



  (Address, including zip code, and telephone number, including area code, of registrant's executive offices)


                            ------------------------

                                ROY C. LILJEBECK
              Executive Vice President and Chief Financial Officer
                          AIRBORNE FREIGHT CORPORATION
                              3101 Western Avenue
                              Post Office Box 662
                           Seattle, Washington 98111
                                 (206) 285-4600
(Name, address, including zip code and telephone number, including area code, of agent for service)

                            ------------------------

                                   Copies to:

                               J. VERNON WILLIAMS
                    Riddell, Williams, Bullitt & Walkinshaw
                      Suite 4400, 1001 Fourth Avenue Plaza
                           Seattle, Washington 98154
                                 (206) 624-3600
                             ROBERT M. THOMAS, JR.
                              Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                            ------------------------

        Approximate date of commencement of proposed sale to the public:
  From time to time after the effective date of this Registration Statement as determined by market conditions.
                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE


===========================================================================================================================
                                                                     Proposed            Proposed
                                                                     Maximum             Maximum
          Title of Each Class of               Amount to Be       Offering Price        Aggregate           Amount of
        Securities to Be Registered           Registered(1)        Per Security       Offering Price     Registration Fee
- ---------------------------------------------------------------------------------------------------------------------------
 Debt Securities...........................   $100,000,000(1)        100%(2)           $100,000,000         $34,483(4)
 Guarantees of the Debt Securities.........          --                (3)                 (3)                 None
===========================================================================================================================


(1) If any Debt Securities are issued at an original issue discount, such greater amount, and if any Debt Securities are issued in a principal amount denominated in another currency, currencies or currency unit, such principal amount, as shall result in an aggregate offering price of $100,000,000.

(2) Estimated solely for the purpose of computing the registration fee.


(3) None of ABX Air, Inc., Airborne Forwarding Corporation, Airborne FTZ, Inc. or Wilmington Air Park, Inc. will be paid any portion of the proceeds in respect of the Guarantees.

(4) All of such fee has been paid previously.


    The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED SEPTEMBER 5, 1995


          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED             , 1995

[LOGO]                            $100,000,000

                          AIRBORNE FREIGHT CORPORATION

                      % NOTES DUE                         , 2005

                            ------------------------

     Interest on the Notes is payable on           and           of each year,
commencing             , 1995. The Notes are not redeemable at the option of the
Company and are not entitled to a sinking fund. The Notes will be issued only in the form of Global Securities registered in the name of The Depository Trust Company or its nominee. Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore settle in immediately available funds. See "Description of the Notes."
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                INITIAL PUBLIC       UNDERWRITING       PROCEEDS TO
                                              OFFERING PRICE (1)     DISCOUNT (2)     COMPANY (1)(3)
                                              ------------------     ------------     ---------------
Per Note....................................               %                   %                  %
Total.......................................    $                   $                  $

- ---------------

(1) Plus accrued interest, if any, from             , 1995.

(2) The Company, ABX Air, Inc., Airborne Forwarding Corporation, Airborne FTZ, Inc. and Wilmington Air Park, Inc. have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.


(3) Before deducting estimated expenses of $239,983 payable by the Company.


                            ------------------------


     The Notes are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust
Company in New York, New York, on or about             , 1995 against payment
therefor in immediately available funds.


GOLDMAN, SACHS & CO.                                         BA SECURITIES, INC.

                            ------------------------

         The date of this Prospectus Supplement is             , 1995.

                                  THE COMPANY

     Airborne Express provides door-to-door express delivery of small packages and documents throughout the United States and to and from most foreign countries. The Company also acts as an international and domestic freight forwarder for shipments of any size. A majority of the Company's domestic shipments are transported on its own airline and owned or contracted ground transportation vehicles through its Company-owned airport and central sorting facility in Wilmington, Ohio or one of ten regional hubs. The Company's principal operating strategy is to be the low cost provider of express services for high volume corporate customers.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of Notes offered hereby, after deducting the underwriting discount and offering expenses, are estimated to be $99.1 million and will be applied to reduce indebtedness outstanding under the Company's revolving bank credit agreement and money market lines of credit. Such indebtedness was incurred primarily to finance capital expenditures. As of June 30, 1995, the balance owed under the revolving bank credit agreement and money market lines of credit was $220.6 million. Amounts outstanding under the money market lines of credit are generally due in less than 30 days and are frequently repaid through borrowing under the revolving bank credit agreement, or reborrowing under the money market lines of credit. Borrowings under the revolving bank credit agreement are due May 31, 1998, unless extended as provided in such agreement. Outstanding borrowings under the revolving bank credit agreement and money market lines of credit bear interest at variable rates (a weighted average of 6.332% at June 30, 1995).


                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of June 30, 1995, and as adjusted to reflect the issuance of the Notes offered hereby and the application of the net proceeds therefrom after deducting estimated offering expenses and an assumed underwriting discount.



                                                                        AS OF JUNE 30, 1995
                                                                    ---------------------------
                                                                     ACTUAL         AS ADJUSTED
                                                                    ---------       -----------
                                                                         (IN THOUSANDS)
Current Portion of Long Term Debt.................................  $   6,152        $   6,152
                                                                    =========        =========
Long Term Debt:
  Senior Debt:
     Bank Debt....................................................    220,600          121,490
     Notes Offered Hereby.........................................         --          100,000
     Senior Notes.................................................    100,000          100,000
     Revenue Bonds and Other......................................     13,797           13,797
                                                                    ---------        ---------
          Total Senior Debt less current portion..................    334,397          335,287
  Subordinated Debt:
     Convertible Subordinated Debentures..........................    115,000          115,000
                                                                    ---------        ---------
          Total Long Term Debt less current portion...............    449,397          450,287
Redeemable Preferred Stock........................................      3,948            3,948
Shareholders' Equity:
  Preferred Stock, without par value, authorized 5,200,000 shares,
     no shares issued.............................................         --               --
  Common Stock, $1.00 par value, authorized 60,000,000 shares,
     issued 21,365,486 shares.....................................     21,366           21,366
  Additional Paid-In Capital......................................    185,661          185,661
  Retained Earnings...............................................    183,559          183,559
  Treasury Stock, 315,150 shares at cost..........................       (971)            (971)
                                                                    ---------        ---------
       Total Shareholders' Equity.................................    389,615          389,615
                                                                    ---------        ---------
          Total Capitalization....................................  $ 842,960        $ 843,850
                                                                    =========        =========

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The Selected Consolidated Financial Data below should be read in conjunction with the more detailed information appearing in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, and other documents available as described under "Incorporation of Certain Documents by Reference" in the Prospectus. The Selected Consolidated Financial Data for each of the five years ended December 31, 1994, except for the ratio of earnings to fixed charges, have been derived from audited financial statements certain of which are incorporated by reference herein. The Selected Consolidated Financial Data for the six-month periods ended June 30, 1994 and June 30, 1995 are derived from unaudited financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary to present fairly the data for such periods.



                                                                                                             SIX MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                              JUNE 30,
                                         --------------------------------------------------------------   -----------------------
                                            1990         1991         1992         1993         1994         1994         1995
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
EARNINGS STATEMENT DATA:
  Revenues:
    Domestic...........................  $  982,268   $1,144,791   $1,259,792   $1,484,787   $1,660,003   $  804,541   $  894,808
    International......................     199,622      222,256      224,524      235,194      310,756      146,553      181,048
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total Revenues.................   1,181,890    1,367,047    1,484,316    1,719,981    1,970,759      951,094    1,075,856
  Operating Expenses:
    Transportation Purchased...........     388,164      449,811      485,484      543,594      669,648      317,532      385,511
    Station and Ground Operations......     338,851      406,998      461,813      526,661      595,845      290,141      335,926
    Flight Operations and
      Maintenance......................     165,768      186,007      221,197      242,120      279,457      131,236      157,372
    General and Administrative.........     109,728      120,812      119,989      139,955      145,698       72,268       74,513
    Sales and Marketing................      39,804       45,131       47,335       50,591       53,473       27,332       31,881
    Depreciation and Amortization......      75,279       99,031      120,632      133,940      137,700       67,074       69,648
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total Operating Expenses.......   1,117,594    1,307,790    1,456,450    1,636,861    1,881,821      905,583    1,054,851
  Earnings From Operations.............      64,296       59,257       27,866       83,120       88,938       45,511       21,005
  Interest Expense, Net................       8,857       10,842       18,779       24,093       24,663       12,010       13,689
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Earnings Before Income Taxes.........      55,439       48,415        9,087       59,027       64,275       33,501        7,316
  Income Tax Expense...................      21,862       18,416        3,930       23,738       25,440       13,438        3,174
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net Earnings Before Changes in
    Accounting.........................      33,577       29,999        5,157       35,289       38,835       20,063        4,142
  Cumulative Effect of Changes in
    Accounting.........................          --           --           --        3,828           --           --           --
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net Earnings.........................      33,577       29,999        5,157       39,117       38,835       20,063        4,142
  Preferred Stock Dividends............       2,548        2,760        2,760        2,760          894          687          139
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net Earnings Available to Common
    Shareholders.......................  $   31,029   $   27,239   $    2,397   $   36,357   $   37,941   $   19,376   $    4,003
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========
  Ratio of Earnings to Fixed
    Charges(1).........................        3.60x        2.87x        1.22x        2.61x        2.69x        2.84x        1.26x

BALANCE SHEET DATA (AT PERIOD END):
  Working Capital......................  $   31,215   $   26,618   $   50,276   $   56,521   $   66,871   $   57,370   $   75,751
  Property and Equipment...............     419,873      613,149      730,937      733,963      766,346      759,762      806,832
  Total Assets.........................     613,534      823,647      964,739    1,002,866    1,078,506    1,046,189    1,124,477
  Long-Term Debt.......................     124,163      282,569      429,055      391,400      398,002      399,513      449,397
  Redeemable Preferred Stock...........      40,000       40,000       40,000       40,000        5,000        6,000        3,948
  Shareholders' Equity.................     263,417      287,344      285,639      318,824      387,398      371,943      389,615


- ---------------

(1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges excluding capitalized interest. Fixed charges consist of interest expense, including capitalized interest, and the estimated interest expense component of rental expense.

                              RECENT DEVELOPMENTS

     Net earnings available to common shareholders for the second quarter of 1995 were $2.2 million, or $.10 per share, compared to $13.0 million, or $.61 per share, for the corresponding period in 1994. Total revenues for the second quarter of 1995 were $545.9 million, an increase of 13% over 1994 second quarter revenues of $484.5 million. Domestic revenues for the second quarter of 1995 increased 11% to $452.6 million, from 1994 second quarter revenues of $407.7 million, while international revenues increased 21% to $93.3 million compared to 1994 second quarter revenues of $76.9 million.

     Net earnings for the first six months of 1995 were $4.0 million, or $.19 per share, compared to $19.4 million, or $.93 per share, for the corresponding period in 1994. Total revenues increased 13% to $1,075.9 million for the first six months of 1995 compared to the corresponding period in 1994. Domestic revenues were $894.8 million for the first six months of 1995, an 11% increase over the corresponding period in 1994, while international revenues increased 24% to $181.0 million for the first six months of 1995.

     Earnings per share on a fully diluted basis for the second quarter of 1995 and 1994 were $.10 and $.57, respectively, and for the first six months of 1995 were $.19 compared to $.89 for the corresponding period in 1994.

     Total shipments for the second quarter of 1995 increased 20% to 55.7 million as compared to the second quarter of 1994. During this period domestic shipments increased 20% to 54.5 million, and international shipments increased 18% to 1.2 million. For the first six months of 1995 total shipments were 110.0 million, 20% higher than in the corresponding period in 1994. Domestic shipments increased 20% to 107.8 million, while international shipments increased 17% to
2.2 million, compared to shipments in the first six months of 1994.

     During the second quarter of 1995, the Company experienced similar pressures on the average weight and revenue per domestic shipment as were experienced in the first quarter of 1995, although the downward trend stabilized during the second quarter. The average weight per domestic shipment was 4.5 pounds per shipment in both the second quarter and first quarter of 1995. The average revenue per domestic shipment in the second quarter was $8.27 compared to $8.29 in the first quarter of 1995. The average weight per domestic shipment decreased 6.2% and the average revenue per domestic shipment decreased 8.0% in the second quarter of 1995 corresponding to the same period in 1994.

                                    BUSINESS

     Airborne Express provides door-to-door express delivery of small packages and documents through-out the United States and to and from most foreign countries. The Company also acts as an international and domestic freight forwarder for shipments of any size. The Company's strategy is to be the low cost provider of express services for high volume corporate customers.

DOMESTIC OPERATIONS

     The Company's domestic operations, supported by over 250 facilities, primarily involve express door-to-door delivery of small packages and documents weighing less than 100 pounds. Shipments consist primarily of business documents and other printed matter, electronic and computer parts, machine parts, health care items, films and videotapes, and other items for which speed and reliability of delivery are important.

     The Company's primary service is its overnight express product. This product, which comprised approximately 59% of the Company's domestic shipments during the first six months of 1995, generally provides for before noon delivery on the next business day to most major metropolitan cities in the United States. The Company also provides Saturday and holiday pickup and delivery service for most cities.

     The Company offers a deferred service product, Select Delivery Service(TM) ("SDS"), which provides for next afternoon or second day delivery. SDS service generally provides for shipments weighing five pounds or less to be delivered on a next afternoon basis with shipments weighing more than five pounds being delivered on a second day basis. SDS shipments comprised approximately 41% of total domestic shipments during the first six months of 1995. SDS shipments are generally lower priced than the overnight express product reflecting the less time sensitive nature of the shipments, but are also less capital intensive to service than overnight express shipments due to reduced service requirements.

     While the Company's domestic airline system is designed primarily to handle express shipments, any available capacity is also utilized to carry shipments which the Company would normally move on other carriers in its role as an air freight forwarder.

     Pickup and Delivery. The Company accomplishes its door-to-door pickup and delivery service using approximately 11,900 radio dispatched delivery vans and trucks, of which about 4,400 are operated by the Company. Independent contractors under contract with the Company provide the balance of the pickup and delivery services.

     The Company's facilities are linked to FOCUS, a proprietary freight tracking and message computer system which permits monitoring of overall system performance and allows the Company and customers to ascertain the status of any specific shipment. FOCUS receives information using several methods including the use, by drivers, of hand-held scanners which read bar-coded information on shipping documents. FOCUS provides many major customers direct access to the status of their shipments 24 hours a day through the use of their own computer systems.

     Because convenience is an important factor in attracting business from less frequent shippers, the Company has an ongoing program to place drop boxes in convenient locations. The Company has approximately 9,000 boxes in service.

     Sort Facilities. The majority of overnight express deliveries are routed through the Company's main sort center located in Wilmington, Ohio. As express delivery volume has increased, the main sort center has been expanded. The sort center currently has the capacity to handle approximately 830,000 pieces during the primary 2 1/2 hour nightly sort operation. In 1995, the Company plans to expand the nightly sort capacity to handle 865,000 pieces. On average, approximately 727,000 pieces were sorted each weekday night at the sorting center during the second quarter of 1995. In addition to the sort facilities, the Wilmington hub consists of a Company-owned airport which includes maintenance, storage, training and refueling facilities; and operations and administrative offices.

     The Company also conducts a daylight sort operation at Wilmington. The day sort services SDS shipments weighing in excess of five pounds that are consolidated at certain regional hub facilities and either flown or trucked into or out of Wilmington.

     The operation of the Wilmington facility is critical to the Company's business. The inability to use the Wilmington airport, because of bad weather or other factors, would have a serious adverse effect on the Company's service. However, contingency plans, including landing at nearby airports and transporting packages to and from the sort center by truck, can be implemented to address temporary inaccessibility of the Wilmington airport.

     In addition to the main sort facility at Wilmington, ten regional hub facilities have been established primarily to sort shipments originating and having a destination within approximately a 300 mile radius of a regional hub.

     In the second quarter of 1995, approximately 61% and 16% of total shipment weight was handled through the night sort and day sort operations at Wilmington, respectively, with the remaining 23% being handled exclusively within the regional hubs.

     Shipment Routing. The logistical means of moving a shipment from its origin to destination are determined by several factors. Shipments are routed differently depending on shipment product type, weight, geographic distances between origin and destination, and locations of Company stations relative to the locations of sort facilities. Shipments generally are moved between stations and sort facilities on either Company aircraft or contracted trucks. Certain shipments are transported airport-to-airport on commercial air carriers.

     Overnight express shipments and SDS shipments weighing five pounds or less are picked up by local stations and generally consolidated with other stations' shipments at Company airport facilities. Shipments that are not serviced through regional hubs are loaded on Company aircraft departing each week-day evening from various points within the United States and Canada. These aircraft may stop at other airports to permit additional locations and feeder aircraft to consolidate their cargo onto the larger aircraft before completing the flight to the Wilmington hub. The aircraft are scheduled to arrive at Wilmington between approximately 11:30 p.m. and 3:00 a.m., at which time shipments are sorted and reloaded. The aircraft are scheduled to depart before 6:00 a.m. and return to their respective destinations in time to complete scheduled next business morning or next afternoon service commitments. The Wilmington hub also receives shipments via truck from selected stations in the vicinity of Wilmington for integration with the nightly sort process.

     For the daylight sort operation, generally five aircraft return to Wilmington from overnight service destinations on Tuesday through Thursday. These aircraft, and trucks from six regional hubs, arrive at Wilmington between 10:00 a.m. and noon, at which time shipments are sorted and reloaded on the aircraft or trucks by 3:00 p.m. for departure and return to their respective destinations.

     The Company also performs weekend sort operations at Wilmington to accommodate Saturday pickups and Monday deliveries of both overnight express and SDS shipments. This sort is supported by eleven Company aircraft and by contracted trucks.

     The Company believes its existing facilities and capacity are adequate to meet its current needs.

     Aircraft. The Company acquires and utilizes used aircraft manufactured in the late 1960s and early 1970s. Upon acquisition, the aircraft are substantially modified by the Company. At June 30, 1995, the Company's in-service fleet consisted of a total of 101 aircraft, including 31 DC-8s (consisting of 11 series 61, 6 series 62 and 14 series 63), 59 DC-9s (consisting of 2 series 10, 40 series 30 and 17 series 40), and 11 YS-11 turboprop aircraft. The Company owns the majority of the aircraft it operates, but has completed sale-leaseback transactions with respect to six DC-8 and six DC-9 aircraft. In addition, approximately 65 smaller aircraft are chartered nightly to connect small cities with Company aircraft that then operate to and from Wilmington.

     At June 30, 1995, the nightly lift capacity of the system was about 3.2 million pounds versus approximately 3.1 million pounds and 2.8 million pounds at years ended 1994 and 1993, respectively. Over the past several years the Company's utilization of available lift capacity has exceeded 80%.

INTERNATIONAL OPERATIONS

     The Company provides international express door-to-door delivery and a variety of freight services. These services are provided in most foreign countries on an inbound and outbound basis through a network of Airborne offices and independent agents. Most international deliveries are accomplished within 24 to 96 hours of pickup.

     The Company's domestic stations are staffed and equipped to handle international shipments to or from almost anywhere in the world. In addition to its extensive domestic network, the Company operates its own offices in the Far East, Australia, New Zealand, and the United Kingdom. The Company's freight and express agents worldwide are connected to FOCUS, Airborne's on-line communication network. The Company is capable of providing its customers with immediate access to the status of shipments via FOCUS almost anywhere in the world.

     The Company's international air express service is intended for the movement of non-dutiable and certain dutiable shipments weighing less than 99 pounds. The Company's international air freight service handles heavier weight shipments on either an airport-to-airport, door-to-airport or door-to-door basis. In 1994, the Company began offering ocean service capabilities for customers who want a lower cost shipping option.

     The Company's strategy is to use a variable-cost approach in delivering and expanding international services to its customers. This strategy uses existing commercial airline lift capacity in connection with the Company's domestic network to move shipments to overseas destinations. Additionally, exclusive service arrangements with independent freight and express agents have been entered into to accommodate shipments in locations not currently served by Company-owned operations. The Company believes there are no significant service advantages which would justify the operation of its own aircraft on international routes, or making significant investment in additional offshore facilities or ground operations. As a result, the Company's ability to provide competitive international delivery service is dependent upon the continued availability and cost of other airlines' freight services. In order to expand its business at a reasonable cost, the Company continues to explore possible joint venture agreements which combine the Company's management expertise, domestic express system and information systems with local business knowledge and market reputation of suitable partners.

COMPETITION

     The market for the Company's services has been and is expected to remain highly competitive. The principal competitive factors in both domestic and international markets are price, the ability to provide reliable pickup and delivery, and value-added services.

     Federal Express Corporation continues to be the dominant competitor in the domestic express business, followed by United Parcel Service. The Company currently ranks third in shipment volume behind these two companies in the domestic express business. Other domestic express competitors include the U.S. Postal Service's Express Mail Service and several other transportation companies offering next morning or next-plane-out delivery service. The Company also competes to some extent with companies offering ground transportation services and with facsimile and other forms of electronic transmission.

     In the international markets, in addition to Federal Express and United Parcel Service, the Company competes with DHL, TNT and other air freight forwarders or carriers and most commercial airlines.

EMPLOYEES


     As of June 30, 1995, the Company and its subsidiaries had approximately 11,200 full-time employees and 7,300 part-time and casual employees. Approximately 5,100 full-time employees (including the Company's 600 pilots) and 3,100 part-time and casual employees are employed under union contracts, primarily with locals of the International Brotherhood of Teamsters and Warehousemen. Most labor agreements covering the Company's ground personnel were renegotiated in 1994 or 1995 for four-year terms expiring in 1998 or 1999. The Company's pilots are covered by a contract which became amendable on July 31, 1995. Negotiations are ongoing and, although there can be no assurance, the Company believes this contract will be settled without any significant disruption or work stoppage. The Company considers its employee relations to be good.


SHIPMENT DATA SUMMARY

                                                                                SIX MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,             JUNE 30,
                                             -----------------------------     ------------------
                                              1992       1993       1994        1994       1995
                                             -------    -------    -------     -------    -------
Number of Shipments (in thousands):
  Domestic
     Overnight............................    96,715    109,863    118,055      58,062     63,349
     Select Delivery Service..............    33,136     50,355     69,053      31,504     44,280
     100 lbs. and over....................       335        350        352         176        162
                                             -------    -------    -------     -------    -------
          Total Domestic..................   130,186    160,568    187,460      89,742    107,791
                                             -------    -------    -------     -------    -------
  International
     Express..............................     2,886      3,139      3,473       1,663      1,949
     All Other............................       416        406        481         234        272
                                             -------    -------    -------     -------    -------
          Total International.............     3,302      3,545      3,954       1,897      2,221
                                             -------    -------    -------     -------    -------
  Total Shipments.........................   133,488    164,113    191,414      91,639    110,012
                                             =======    =======    =======     =======    =======
Average Pounds Per Shipment:
  Domestic................................       4.8        4.8        4.8         4.7        4.5
  International...........................      46.7       47.1       64.1        63.2       65.0
Average Revenue Per Pound:
  Domestic................................   $  2.04    $  1.94    $  1.85     $  1.89    $  1.81
  International...........................   $  1.46    $  1.41    $  1.22     $  1.21    $  1.26
Average Revenue Per Shipment:
  Domestic................................   $  9.68    $  9.23    $  8.84     $  8.97    $  8.28
  International...........................   $ 68.00    $ 66.35    $ 78.59     $ 77.26    $ 81.52

     In recent periods, the lower yielding SDS shipments have grown at a faster rate than the Company's higher yielding overnight shipments. SDS shipments increased 37% in 1994 compared to 1993, and 41% in the first six months of 1995 compared to the same period in 1994. Overnight shipments increased 7% and 9% in 1994 and the first six months of 1995, respectively. Domestic yields in the first six months of 1995 were negatively impacted by a decline in the average weight per shipment. Coupled with the higher growth rate of lower yielding SDS shipments, this resulted in a higher than normal decline in the average revenue per domestic shipment. For a discussion of the Company's results of operations, reference is made to "Management's Discussion and Analysis of Results of Operations and Financial Condition" in the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and the Company's Quarterly Reports on Form 10-Q which are incorporated herein by reference.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal sources of liquidity for financing capital expenditures and operations have included cash provided by operations, bank borrowings, aircraft sale-leaseback financings and public and private offerings of debt and equity.

     Capital expenditures and associated financing continue to be the primary factors affecting the financial condition of the Company. The Company currently anticipates total capital expenditures to approximate $230 million in 1995, of which a significant portion is related to the acquisition and modification of aircraft. During the first six months of 1995, total capital expenditures net of dispositions were $106 million. The principal sources of liquidity for financing capital expenditures during the first six months of 1995 were cash provided by operations and financing under the Company's bank lines of credit.

     The Company's unsecured revolving bank credit agreement has traditionally been used as a major source of liquidity for periods between other financing transactions. The Company also currently has available $65 million under unsecured uncommitted money market lines of credit with several banks, used in conjunction with the revolving credit agreement to facilitate settlement and accommodate short-term borrowing fluctuations. At June 30, 1995, a total of $220.6 million was outstanding under the revolving bank credit and money market credit lines.

     The Company amended its revolving bank credit agreement effective March 31, 1995, increasing the total commitment to $250 million, subject to a maximum level of Company indebtedness permitted by certain covenants in the agreement and other loan agreements. The amended agreement is effective through May 31, 1998, with options to extend to May 31, 2000.

     In management's opinion, proceeds from the offering made hereby, coupled with anticipated cash provided by operations and borrowing capacity available under the existing bank credit agreements, will provide adequate flexibility for financing future growth.

                            DESCRIPTION OF THE NOTES

     The Notes are a series of Debt Securities described in the accompanying Prospectus. The following description of the terms of the Notes, referred to in the Prospectus as "Offered Securities," supplements, and to the extent inconsistent therewith, replaces, the description of the general terms and provisions of Debt Securities set forth in the Prospectus, to which description reference is hereby made. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Prospectus.

GENERAL

     The Notes will be limited to $100,000,000 aggregate principal amount and
will mature on             , 2005. The Notes will bear interest at the rate per
annum shown on the cover of this Prospectus Supplement from             , 1995
or from the most recent Interest Payment Date to which interest has been paid or
provided for, payable semi-annually on           and           of each year to
the Person in whose name the Note (or any predecessor Note) is registered at the
close of business on the           or           , as the case may be, next
preceding such Interest Payment Date. The Notes will be issued in registered form in denominations of $1,000 and integral multiples thereof. Interest will be calculated on the basis of a 360-day year of twelve 30-day months. The Notes are not redeemable at the option of the Company and are not entitled to a sinking fund.

BOOK-ENTRY SYSTEM

     The Notes will be represented by Global Securities that will be deposited with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of a nominee of the Depositary.

     The Depositary has advised the Company and the Underwriters as follows: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depositary was created to hold securities of its participating organizations ("participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depositary only through participants.

     Unless and until they are exchanged in whole or in part for certificated Notes in definitive form, the Global Securities may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary.

     The Notes represented by the Global Securities are exchangeable for certificated Notes in definitive registered form of like tenor as such Notes in denominations of $1,000 and in any greater amount that is an integral multiple thereof if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for the Global Securities or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, (ii) the Company in its discretion at any time determines not to have all of the Notes represented by the Global Securities and notifies the Trustee thereof or (iii) an Event of Default with respect to the Notes represented by such Global Securities has occurred and is continuing. Any Notes that are exchangeable pursuant to the preceding sentence are exchangeable for certificated Notes issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, the Global Securities are not exchangeable except for a Global Security or Global Securities of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

     Payments of principal of and interest on the Notes will be made by the Company through the Trustee to the Depositary or its nominee, as the case may be, as the registered owner of the Global Securities. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that the Depositary, upon receipt of any payment of principal or interest in respect of the Global Securities, will credit the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Securities as shown on the records of the Depositary. The Company also expects that payments by participants to owners of beneficial interests in the Global Securities will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     Secondary trading in notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, beneficial interests in a Global Securities will trade in the Depositary's Same-Day Funds Settlement System, in which secondary market trading activity in those beneficial interests will be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in such beneficial interests.

     A further description of the Depositary's procedures with respect to the Notes is set forth in the accompanying Prospectus under the heading "Description of Debt Securities -- Book-Entry Debt Securities."

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                          PRINCIPAL
                                                                           AMOUNT
            UNDERWRITER                                                   OF NOTES
            -----------                                                  ---------
        Goldman, Sachs & Co..........................................   $
        BA Securities, Inc...........................................
                                                                        ------------
             Total...................................................   $100,000,000
                                                                        ============

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price
less a concession of      % of the principal amount of the Notes. The
Underwriters may allow, and such dealers may reallow, a concession not to exceed
     % of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.


     Affiliates of BA Securities, Inc. have performed commercial banking services for the Company in the past for which they received customary compensation. In addition, Bank of America, N.T. & S.A., and Seattle-First National Bank, affiliates of BA Securities, Inc., are lenders under the Company's revolving bank credit agreement and Seattle-First National Bank has extended a money market line of credit to the Company. Affiliates of BA Securities, Inc. may receive more than 10% of the net proceeds from this offering (not including any underwriting compensation) in repayment of certain indebtedness of the Company. Accordingly, this offering is being made in accordance with Section 44(c)(8) of Article III of the Rules of Fair Practice of the National Association of Securities Dealers, Inc. Richard M. Rosenberg, Chairman and Chief Executive Officer of BankAmerica Corporation, the parent of BA Securities, Inc., is a director of the Company and Robert S. Cline, Chief Executive Officer of the Company, is a director of Seattle-First National Bank.


     The Company and the Guarantors have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                             VALIDITY OF SECURITIES


     The validity of the Notes offered hereby will be passed upon for the Company by Riddell, Williams, Bullitt & Walkinshaw, Seattle, Washington, and for the Underwriters by Sullivan & Cromwell, New York, New York. Members of the firm of Riddell, Williams, Bullitt & Walkinshaw owned an aggregate of approximately 13,565 shares of the Company's Common Stock as of September 1, 1995. Mr. J. Vernon Williams, a partner of Riddell, Williams, Bullitt & Walkinshaw, serves as assistant secretary of the Company, and other partners of the firm serve as officers and/or directors of certain subsidiaries of the Company.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report with respect thereto (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption, as of January 1, 1993, of Statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes" and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"), and are incorporated by reference herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED SEPTEMBER 5, 1995


                          AIRBORNE FREIGHT CORPORATION

                                DEBT SECURITIES

                            ------------------------


     The Company may from time to time offer Debt Securities consisting of debentures, notes and/or other unsecured evidences of indebtedness in one or more series at an aggregate initial offering price not to exceed $100,000,000 or its equivalent in any other currency or composite currency. The Debt Securities may be offered as separate series in amounts, at prices and on terms to be determined at the time of sale. The accompanying Prospectus Supplement sets forth with regard to the series of Debt Securities in respect of which this Prospectus is being delivered the title, aggregate principal amount, denominations (which may be in United States dollars, in any other currency or in a composite currency), maturity, rate, if any (which may be fixed or variable), and time of payment of any interest, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, any listing on a securities exchange and the initial public offering price and any other terms in connection with the offering and sale of such series of Debt Securities. The Debt Securities will be fully and unconditionally, and jointly and severally, guaranteed by ABX Air, Inc. ("ABX") and Airborne Forwarding Corporation ("AFC"), wholly-owned subsidiaries of the Company, and Airborne FTZ, Inc. ("FTZ") and Wilmington Air Park, Inc. ("WAP"), wholly-owned subsidiaries of ABX. ABX, AFC, FTZ and WAP are referred to collectively as the "Guarantors." These guarantees will rank pari passu with the guarantees provided to the banks under the Company's revolving bank credit agreement.


     The Company may sell Debt Securities to or through underwriters, and also may sell Debt Securities directly to other purchasers or through agents. Such underwriters may include Goldman, Sachs & Co. and BA Securities, Inc., or may be a group of underwriters represented by firms including Goldman, Sachs & Co. and BA Securities, Inc. Goldman, Sachs & Co. and BA Securities, Inc. may also act as agents. The accompanying Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents. See "Plan of Distribution" for possible indemnification arrangements for underwriters, agents and their controlling persons.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
        ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

GOLDMAN, SACHS & CO.                                         BA SECURITIES, INC.

                            ------------------------

            The date of this Prospectus is                  , 1995.

                             AVAILABLE INFORMATION

     Airborne Freight Corporation ("Airborne," "Airborne Express" or the "Company," which terms include its subsidiaries unless the context indicates otherwise) is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.


     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of each document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each statement is qualified in its entirety by such reference. No separate financial statements of the Guarantors are included herein. The Company and the Guarantors do not consider such financial statements to be material to holders of the Debt Securities. The Company's non-guarantor subsidiaries are inconsequential, both individually and in the aggregate, to the Company's consolidated financial statements.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission (File No. 1-6512) pursuant to the Exchange Act are incorporated herein by reference:


          1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as amended;



          2. The Company's Quarterly Reports on Form 10-Q for the quarter ended March 31, 1995 and for the quarter ended June 30, 1995, as amended;


          3.  The Company's Current Report on Form 8-K, dated April 25, 1995;
     and

          4. All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Company, P.O. Box 662, Seattle, Washington 98111, Attention: David C. Anderson, Corporate Secretary/Counsel, telephone: (206) 285-4600.

     Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

                                  THE COMPANY

     Airborne Express provides door-to-door express delivery of small packages and documents throughout the United States and to and from most foreign countries. The Company also acts as an international and domestic freight forwarder for shipments of any size. A majority of the Company's domestic shipments are transported on its own airline and owned or contracted ground transportation vehicles through its Company-owned airport and central sorting facility in Wilmington, Ohio or one of ten regional hubs. The Company's principal operating strategy is to be the low cost provider of express services for high volume corporate customers.

     Airborne is a Delaware corporation organized on May 10, 1968. The Company's executive offices are located at 3101 Western Avenue, Post Office Box 662, Seattle, Washington 98111, telephone: (206) 285-4600.

                                USE OF PROCEEDS

     Except as may be set forth in an applicable Prospectus Supplement accompanying this Prospectus, the net proceeds to be received by the Company from the issuance of up to $100,000,000 aggregate principal amount of the Company's debt securities (the "Debt Securities") offered hereby will be used to reduce indebtedness outstanding under the Company's revolving bank credit agreement and money market lines of credit.

                         DESCRIPTION OF DEBT SECURITIES


     The Debt Securities are to be issued under an Indenture (the "Indenture"), as amended by a First Supplemental Indenture among the Company, ABX, AFC, FTZ, WAP and The Bank of New York, as Trustee (the "Trustee"). The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated herein or therein by reference.


     The Debt Securities may be issued from time to time in one or more series. The particular terms of each series of Debt Securities offered by any Prospectus Supplement will be described in such Prospectus Supplement relating to such series.

GENERAL

     The Indenture does not limit the aggregate amount of Debt Securities which may be issued thereunder, and Debt Securities may be issued thereunder from time to time in separate series up to the aggregate amount from time to time authorized by the Company for each series. The Debt Securities will be unsecured and unsubordinated obligations of the Company. The Debt Securities will rank senior in right of payment to all subordinated indebtedness of the Company, presently consisting of 10% Senior Subordinated Debt and 6 3/4% Convertible Subordinated Debentures, and will rank pari passu in right of payment with all borrowings and other obligations of the Company and its subsidiaries under the Company's revolving bank credit agreement.

     The applicable Prospectus Supplement will describe the following terms of the series of Debt Securities ("Offered Securities") in respect of which this Prospectus is being delivered: (1) the title of the Offered Securities; (2) any limit on the aggregate principal amount of the Offered Securities; (3) whether any of the Offered Securities are to be issuable in permanent global form and, if so, the terms and conditions, if any, upon which interests in such Offered Securities in global form may be exchanged, in whole or in part, for the individual Offered Securities represented thereby; (4) the person to whom any interest on any Offered Security of the series shall be payable if other than the person in whose name the Offered Security is registered on the Regular Record Date; (5) the date or dates on which the principal of the Offered Securities will be payable; (6) the rate or rates at which the Offered Securities will bear interest, if any; (7) the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest on the Offered Securities will be payable and the Regular Record Date for any interest payable on any Interest Payment Date; (8) the place or places where the principal of, premium (if any) and interest on the Offered Securities will be payable; (9) the period or periods within which, and the price or prices at which, the Offered Securities may, pursuant to any optional or mandatory provisions, be redeemed or purchased, in whole or in part, by the Company and any terms and conditions relevant thereto; (10) the denominations in which any Offered Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (11) the currency, currencies or currency units of payment of principal of and any premium and interest on the Offered Securities if other than U.S. dollars; (12) any index used to determine the amount of payments of principal of and any premium and interest on the Offered Securities; (13) if the principal of or premium (if any) or interest on the Offered Securities is to be payable, at the election of the Company or a Holder thereof, in one or more currencies or currency units other than that or those in which the Offered Securities are stated to be payable, such currency, currencies or currency units and the periods within which and the terms and conditions upon which such election is to be made; (14) if other than the principal amount thereof, the portion of the principal amount of the Offered Securities of the series which will be payable upon declaration of the acceleration of the Maturity thereof; (15) any Events of Default with respect to the Offered Securities, if not otherwise set forth under "Events of Default;" (16) the applicability of the provisions described under "Defeasance;" and (17) any other terms of the Offered Securities not inconsistent with the provisions of the Indenture.

     Debt Securities may be issued at a discount from their principal amount. Federal income tax considerations and other special considerations applicable to any such Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     If the purchase price of any of the Debt Securities is denominated in a foreign currency or currencies or a foreign currency unit or units or if the principal of and any premium and interest on any series of Debt Securities is payable in a foreign currency or currencies or a foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currencies or foreign currency unit or units will be set forth in the applicable Prospectus Supplement.

GUARANTEES


     The Debt Securities will be fully and unconditionally, and jointly and severally, guaranteed as to the payment of principal, premium (if any) and interest by ABX, AFC, FTZ and WAP pursuant to guarantees (the "Guarantees"). These Guarantees will rank pari passu with the guarantees provided to the banks under the Company's revolving bank credit agreement. ABX, AFC, FTZ and WAP may be released from their respective obligations under the Guarantees as described under "Defeasance."



     As wholly-owned direct or indirect subsidiaries of the Company and ABX, ABX, AFC, FTZ and WAP are subject to control by the Company with respect to their financing activities, the disposition of their assets and otherwise. The Indenture contains no restriction on the ability of ABX, AFC, FTZ or WAP to transfer their assets to the Company, by dividend or otherwise, or on the ability of the Company to dispose of or encumber the assets of ABX, AFC, FTZ or WAP to finance or satisfy obligations of the Company, except to the extent limited by the covenants described in "Limitations on Liens" and "Limitations on Sale and Leaseback Transactions" in "Certain Covenants," below. Accordingly, there can be no assurance that there would be sufficient assets available at ABX, AFC, FTZ or WAP to satisfy any claim of the Holders of the Debt Securities under the Guarantees. Although the Company has no present intent to transfer by dividend or otherwise, dispose of, or otherwise encumber the assets of ABX,

AFC, FTZ or WAP to finance or satisfy obligations of the Company, ABX, AFC, FTZ and WAP may from time to time transfer, dispose of or encumber their assets as permitted by the Indenture.



     In addition, various laws, including laws relating to fraudulent conveyances, enacted for the protection of creditors may be utilized to challenge the Guarantees to the extent that ABX, AFC, FTZ or WAP did not receive fair consideration or reasonably equivalent value for the Guarantees. To the extent that the Guarantees were voided or held unenforceable as a fraudulent conveyance or otherwise, the Holders of the Debt Securities would cease to be creditors of ABX, AFC, FTZ or WAP as the case may be, and would be creditors solely of the Company. In such event, the claims of the Holders of the Debt Securities against the assets of ABX, AFC, FTZ or WAP would be subject, to such extent, to the prior payment of all liabilities of ABX, AFC, FTZ or WAP, respectively.


EXCHANGE, REGISTRATION, TRANSFER AND PAYMENT

     Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium (if any) and interest on the Debt Securities will be payable, and the exchange of and the transfer of Debt Securities will be registrable, at the office or agency of the Company maintained for such purpose and at any other office or agency maintained for such purpose. (Sections 301, 305 and 1002) Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued in denominations of $1,000 and any integral multiple thereof. (Section 302) No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith. (Section 305)

     All moneys paid by the Company to a Paying Agent for the payment of principal of any premium or interest on any Debt Security which remain unclaimed for two years after such principal, premium or interest has become due and payable may be repaid to the Company and thereafter the Holder of such Debt Security may look only to the Company for payment thereof. (Section 1003)

BOOK-ENTRY DEBT SECURITIES

     The Debt Securities of a series may be issued in the form of one or more Global Securities that will be deposited with a Depositary or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a Global Security may not, subject to certain exceptions, be registered for transfer or exchange except to the Depositary for such Global Security or a nominee of such Depositary. (Sections 204 and 305)

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interest in such Global Security will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the

Depositary for such Global Security. Ownership of beneficial interests in such Global Security by Persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Securities represented by such Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the Holders thereof for any purposes under the Indenture. (Sections 204 and 305) Accordingly, each Person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of Holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a Holder is entitled to give or take under the Indenture, the Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Principal of and any premium and interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

CERTAIN COVENANTS

     Limitation on Liens. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary (as defined below), to incur any lien on any Principal Property (as defined below) to secure any debt without making, or causing such Restricted Subsidiary to make, effective provision for securing the Debt Securities (and, if the Company shall so determine, any other debt of the Company which is not subordinate to the Debt Securities or of such Restricted Subsidiary) (x) equally and ratably with such debt as to such Principal Property for so long as such debt shall be so secured or (y) in the event such debt is debt of the Company which is subordinate in right of payment to the Debt Securities, prior to such debt as to such Principal Property for so long as such debt shall be so secured unless the sum of (i) the amount of debt secured by a lien and otherwise prohibited by the Indenture and (ii) the Attributable Value (as defined below) of all sale and leaseback transactions otherwise prohibited by the Indenture does not exceed 15% of Consolidated Net Tangible Assets (as defined below). (Section 1008) This limitation does not apply to (i) liens with respect to debt existing on the date of the Indenture,
(ii) liens securing only the Debt Securities, (iii) liens in favor of the Company, (iv) liens on property existing immediately prior to the time of acquisition thereof and not in anticipation of the financing of such acquisition, (v) liens to secure industrial revenue or development bonds, (vi) liens on property to secure debt incurred to finance all or part of the cost of acquiring, repairing, constructing or improving such property so long as the commitment of the creditor to extend the credit secured by such lien is made no later than 120 days after the later of (A) the completion of the acquisition, substantial repair or substantial improvement of such Principal Property and (B) the placing in operation of such Principal Property, (vii) liens to secure debt incurred to extend, renew, refinance or refund debt secured by liens referred to in the foregoing clauses (i) to (vi) so long as such lien does not extend to any other property and the debt so secured is not increased, and (viii) subject to certain conditions, liens securing debt owing by the Company to a wholly-owned subsidiary.

     Limitation on Sale and Leaseback Transactions. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, enter into any sale and leaseback transaction with respect to any Principal Property (except for a term, including any renewal thereof, not exceeding 36 months), unless (i) the Company or such Restricted Subsidiary would be entitled to enter into such sale and leaseback transaction as described in the first sentence of the immediately preceding paragraph without equally and ratably securing the Debt Securities, (ii) the commitment by the purchaser is obtained no later than 120 days after the later of (A) the completion of the acquisition, substantial repair or substantial improvement of such Principal Property or (B) the placing in operation of such Principal Property, or (iii) the Company or such Restricted Subsidiary applies to the retirement of Debt Securities or other debt of the Company or a Restricted Subsidiary (other than debt that is subordinated in right of payment to the Debt Securities) an amount equal to (A) either (i) the lesser of the net proceeds of the sale or transfer or the book value at the date of such sale or transfer of the Principal Property leased, if the transaction is for cash, or (ii) the fair market value of the Principal Property leased, if the transaction is for other than cash, minus (B) an amount equal to the principal amount of Debt Securities delivered to the Trustee within such 90 days for cancellation and the principal amount of debt voluntarily retired within such 90 days. (Section 1009)

     Certain Definitions. "Restricted Subsidiary" means, at any time, any corporation of which: (i) more than 50% of the voting stock at such time is owned or controlled by the Company or by one or more of the other Restricted Subsidiaries, (ii) the operating assets and principal business at such time shall be carried on within the United States or Canada and (iii) which at such time owns a Principal Property. "Principal Property" means any property of whatever character owned by or leased to the Company or a Restricted Subsidiary having an acquisition cost plus capitalized improvements in excess of 0.5% of Consolidated Net Tangible Assets as well as capital stock and indebtedness of all Restricted Subsidiaries. The Company estimates that as of June 30, 1995, the book value of the Principal Property of the Company and its subsidiaries, consisting primarily of aircraft, was approximately $603 million. "Attributable Value" means (i) as to any particular lease under which the Company or a Restricted Subsidiary is at the time liable other than a capital lease obligation, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by the Company or such Restricted Subsidiary under such lease during the initial term thereof as determined in accordance with generally accepted accounting principles, discounted from the last date of such initial term to the date of determination at a rate per annum equal to the discount rate which would be applicable to a capital lease obligation with like term in accordance with generally accepted accounting principles and (ii) as to a capital lease obligation under which the Company or such Restricted Subsidiary is at the time liable and at any date as of which the amount thereof is to be determined, the capitalized amount thereof that would appear on the face of a balance sheet of such Person in accordance with generally accepted accounting principles. "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all current liabilities and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles of the Company and its consolidated subsidiaries, all as set forth on the most recent balance sheet of the Company and its consolidated subsidiaries prepared in accordance with generally accepted accounting principles. As of June 30, 1995, the Consolidated Net Tangible Assets of the Company and its subsidiaries was approximately $894 million.

EVENTS OF DEFAULT

     The following are Events of Default under the Indenture with respect to the Debt Securities of any series: (a) failure to pay the principal of or premium (if any) on any Debt Security of that series when due; (b) failure to pay any interest on any Debt Security of that series when due, continued for 30 days;
(c) default in the deposit of any sinking fund payment when and as due by the terms of a Debt Security of that series; (d) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 60 days after written notice as provided in the Indenture; (e) a default under any indebtedness for money borrowed by the Company or a Restricted Subsidiary (including a default with respect to Debt Securities of any series other than that series) which default shall constitute a failure to pay any portion of such indebtedness in an amount exceeding $5,000,000 when due and payable after the expiration of any applicable grace period with respect thereto or shall have resulted in such indebtedness in an amount exceeding $5,000,000 becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, if such indebtedness is not discharged, or such acceleration is not annulled, within 10 days after written notice as provided in the Indenture; and (f) certain events in bankruptcy, insolvency or reorganization relating to the Company. (Section 501) Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default (as defined) shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 512)

     If an Event of Default with respect to Outstanding Debt Securities of any series shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series to be due and payable immediately; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. (Section 502) For information as to waiver of defaults, see "Modification and Waiver."

     No Holder of any Debt Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or premium (if any) or interest on such Debt Security on or after the respective due dates expressed in such Debt Security. (Section 508)

     The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 1004)

MERGER AND CONSOLIDATION

     The Company may not consolidate with or merge into any other corporation or transfer or lease all or substantially all of its assets to any person unless, after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing and the corporation formed by such consolidation or into which the Company is merged or the corporation which acquires or leases all or substantially all of its assets, (i) is organized under the laws of the United States or any state thereof or the District of Columbia and (ii) assumes all the obligations of the Company under the Debt Securities and the Indenture. (Section 801)

     Unless otherwise disclosed in the applicable Prospectus Supplement, the provisions of the Indenture would not necessarily afford Holders of the Debt Securities protection in the event of a highly leveraged transaction, reorganization, restructuring, merger, change of control or similar transaction involving the Company that may adversely affect the Holders.


MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of 66 2/3% in aggregate principal amount of the Outstanding Debt Securities of each series affected thereby; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby,
(a) change the Stated Maturity of the principal of, or any installment of interest on, any Debt Security, (b) reduce the principal amount of, or the premium (if any) or the interest on, any Debt Security, (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the maturity thereof, (d) change the place or currency of payment of principal of, or the premium (if any) or interest on, any Debt Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, (f) reduce the above-stated percentage of Outstanding Debt Securities of that series necessary to modify or amend the Indenture, or (g) reduce the percentage of aggregate principal amount of Outstanding Debt Securities of that series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902)

     The Holders of 66 2/3% in aggregate principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive compliance by the Company with the restrictive covenants contained in Sections 1008 and 1009. (Section 1010) The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive any past default under the Indenture, except a default in the payment of principal, premium (if any) or interest. (Section 513)

DEFEASANCE


     Unless otherwise indicated in the applicable Prospectus Supplement with respect to the Debt Securities of a series (i) the Company will be discharged from any and all obligations in respect of the Debt Securities of such series (except for certain obligations to register the transfer or exchange of Debt Securities of such series to replace destroyed, stolen, lost or mutilated Debt Securities of such series, and to maintain Paying Agents and hold moneys for payment in trust) ("legal defeasance") and ABX, AFC, FTZ and WAP will be released from the Guarantees or (ii) the Company will be released from its obligations with respect to the Debt Securities of such series under Sections 801, 1008 and 1009 in the Indenture, and the occurrence of an event described in clause (c) under "Events of Default" above with respect to any defeased covenant and clause (d) under "Events of Default" above shall no longer be an Event of Default with respect to such series ("covenant defeasance") and ABX, AFC, FTZ and WAP will be released from the Guarantees if, in either case, the Company deposits with the Trustee, in trust, money or U.S. Government Obligations that through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal of and premium (if any) and interest on the Debt Securities of such series on the dates such payments are due in accordance with the terms of the Debt Securities of such series. Such a trust may only be established if, among other things, (a) no Event of Default or event which with notice or lapse of time, or both, would become an Event of Default with respect to the Debt Securities of such series shall have occurred and be continuing on the date of such deposit,
(b) no Event of Default described under clause (f) under "Events of Default" above or event which with the giving of notice or lapse of time, or both, would become an Event of Default described under such clause (f) shall have occurred and be continuing at any time during the period ending on the 90th day following such date of deposit, and (c) the Company shall have delivered an Opinion of Counsel to the effect that the Holders of the Debt Securities of such series will not recognize gain or loss for Federal income tax purposes as a result of such deposit or defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as if such defeasance had not occurred. Such opinion, in the case of a legal defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the Indenture. In the event the Company omits to comply with its remaining obligations under the Indenture after a defeasance of the Indenture with respect to the Debt Securities of any series as described under clause (ii) above and the Debt Securities of such series are declared due and payable because of the occurrence of any undefeased Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee may be insufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable in respect of such payments. (Article Thirteen)

REGARDING THE TRUSTEE

     The Trustee maintains an office at 101 Barclay Street, New York, NY 10286, for the transfer and exchange of and the payment of principal of and interest on the Debt Securities.

                              PLAN OF DISTRIBUTION

     The Company may sell Debt Securities to or through underwriters and also may sell Debt Securities directly to other purchasers or through agents. Such underwriters may include Goldman, Sachs & Co. and BA Securities, Inc., or a group of underwriters represented by firms including Goldman, Sachs & Co. and BA Securities, Inc. Goldman, Sachs & Co. and BA Securities, Inc. may also act as agents.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Debt Securities, underwriters may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933 (the "Act"). Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

     Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Act.

                             VALIDITY OF SECURITIES

     Unless otherwise provided in the Prospectus Supplement, the validity of the Debt Securities will be passed upon for the Company by Riddell, Williams, Bullitt & Walkinshaw, Seattle, Washington, and for any underwriters or agents by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report with respect thereto (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption, as of January 1, 1993, of Statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes" and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"), and are incorporated by reference herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

- ------------------------------------------------------
- ------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.
                               ------------------
                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
The Company..........................    S-2
Use of Proceeds......................    S-2
Capitalization.......................    S-3
Selected Consolidated Financial
  Data...............................    S-4
Recent Developments..................    S-5
Business.............................    S-6
Description of the Notes.............   S-11
Underwriting.........................   S-13
Validity of Securities...............   S-13
Experts..............................   S-14

                 PROSPECTUS

Available Information................      2
Incorporation of Certain Documents by
  Reference..........................      2
The Company..........................      3
Use of Proceeds......................      3
Description of Debt Securities.......      3
Plan of Distribution.................     10
Validity of Securities...............     10
Experts..............................     10

- --------------------------------------------
- --------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                  $100,000,000

                                AIRBORNE FREIGHT
                                  CORPORATION

                                        % NOTES
                          DUE                  , 2005

                            ------------------------

                             PROSPECTUS SUPPLEMENT

                            ------------------------

                              GOLDMAN, SACHS & CO.

                              BA SECURITIES, INC.
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

        Registration Fee -- Securities and Exchange Commission...........   $ 34,483
        Rating Agencies' Fees............................................     77,500
        Accountants' Fees and Expenses...................................     25,000
        Blue Sky Fees and Expenses.......................................     25,000
        Printing.........................................................     30,000
        Legal Fees and Expenses..........................................     40,000
        Trustee's Fees and Expenses......................................      5,000
        Miscellaneous Expenses...........................................      3,000
                                                                            --------
                  TOTAL..................................................   $239,983
                                                                            ========

- ---------------

* All expenses other than the Securities and Exchange Commission Registration Fee and Rating Agencies' Fees are estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Restated Certificate of Incorporation of the Company provides:

        TWELFTH. 12.1 No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a director; provided, however, that this Article TWELFTH shall not eliminate or limit the liability of a director to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the corporation of its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware (or successor provision), or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article TWELFTH shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

     The Restated Certificate of Incorporation of the Company requires the Company to indemnify its officers and directors from all expenses and liabilities to the full extent permitted by Delaware law, specifically providing for indemnities to any director, officer or former director or officer or any person who may have served at the Company's request as a director or officer of another corporation (including any heirs, personal representatives and estates of any indemnified parties), against all costs and expenses, including attorneys' fees reasonably incurred by him/her or imposed on him/her in connection with any action, proceeding or investigation, whether civil, administrative or criminal (including any shareholder's action and any other action in which the Company is a party, plaintiff or defendant), in which he/she is or may be made a party or is proceeded against or involved by reason of any action alleged to have been taken by him/her or omitted by him/her in such action, proceeding or investigation, or sums paid in settlement or compromise thereof with the approval of the Board of Directors. The indemnification provisions do not apply unless the indemnified party acted in a manner reasonably believed by him/her to be in or not opposed to the best interests of the corporation, and do not apply if such person is found (1) to be guilty of willful misconduct, bad faith or gross negligence in the performance of his/her duties to the corporation, in a derivative action or one brought by the corporation, or (2) to be guilty of willful misconduct or bad faith, if such action or proceeding is brought by a third party.

     Expenses incurred in defending such action, proceeding or investigation may be paid by the Company in advance of the final disposition upon receipt of an undertaking by the indemnified party to repay such amount if it shall ultimately be determined that he/she is not entitled to be indemnified by the Company.

     In addition to the indemnification provision described above, the Company maintains a directors' and officers' liability policy which insures its officers and directors against certain liabilities.

ITEM 16. EXHIBITS


        EXHIBIT
        NUMBER                               DESCRIPTION OF INSTRUMENT
        -------                              -------------------------
         (1)            Form of Underwriting Agreement.
         (4)(a)         Form of Indenture among Airborne Freight Corporation, ABX Air Inc.,
                        Airborne Forwarding Corporation and The Bank of New York, as
                        Trustee (incorporated by reference from the Company's registration statement filed with the Securities and Exchange Commission (File
                        No. 33-54560)).
         (4)(b)         Form of First Supplemental Indenture among the Registrants and The
                        Bank of New York, as Trustee.
         (4)(c)         Form of Debt Security, including Form of Guarantee (included in
                        Exhibits 4(a) and (b)).
         (5)            Opinion of Riddell, Williams, Bullitt & Walkinshaw.
        (12)            Computation of ratio of earnings to fixed charges.
        (23)(a)         Consent of Riddell, Williams, Bullitt & Walkinshaw (included in its opinion filed as Exhibit 5 to this Registration Statement).
        (23)(b)         Consent of Deloitte & Touche LLP.
        (24)            Power of Attorney (included in Part II).*
        (25)            Statement of Eligibility of Trustee.


- ---------------


* The Powers of Attorney for Airborne Freight Corporation, ABX Air, Inc. and Airborne Forwarding Corporation have been previously filed.


ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the provisions described in Item 15 above, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrants hereby undertake:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with the Commission by the Registrant pursuant to
     Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment and each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


          (4) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.



          (5) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on September 1, 1995.

                                          AIRBORNE FREIGHT CORPORATION

                                          By:     /s/  ROBERT S. CLINE
                                          --------------------------------------
                                                       Robert S. Cline
                                                   Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.


                   SIGNATURE                               TITLE                   DATE
                   ---------                               -----                   ----

           /s/  ROBERT S.  CLINE                     Chairman of the        September 1, 1995
- -----------------------------------------------   Board of Directors and
                Robert S. Cline                   Chief Executive Officer
                                                   (Principal Executive
                                                         Officer)

          /s/  ROY C. LILJEBECK*                Executive Vice President    September 1, 1995
- -----------------------------------------------   and Chief Financial
               Roy C. Liljebeck                        Officer
                                                  (Principal Financial
                                                       Officer)

             /s/  LANNY H. MICHAEL*               Senior Vice President,    September 1, 1995
- -----------------------------------------------  Treasurer and Controller
                  Lanny H. Michael                (Principal Accounting
                                                         Officer)

            /s/  ROBERT G. BRAZIER*                  Director               September 1, 1995
- ----------------------------------------------
                 Robert G. Brazier

           /s/  ANDREW F.  BRIMMER                    Director              September 1, 1995
- -----------------------------------------------
                Andrew F. Brimmer

           /s/  JAMES H. CAREY*                       Director              September 1, 1995
- -----------------------------------------------
                James H. Carey

            /s/  ANDREW B. KIM*                       Director              September 1, 1995
- -----------------------------------------------
                 Andrew B. Kim

                   SIGNATURE                               TITLE                   DATE
                   ---------                               -----                   ----

       /s/  HAROLD M. MESSMER, JR.*                      Director           September 1, 1995
- -----------------------------------------------
            Harold M. Messmer, Jr.

        /s/  RICHARD M. ROSENBERG*                       Director           September 1, 1995
- -----------------------------------------------
             Richard M. Rosenberg

           /s/  ANDREW V. SMITH*                         Director           September 1, 1995
- -----------------------------------------------
                Andrew V. Smith

          /s/  WILLIAM SWINDELLS*                        Director           September 1, 1995
- -----------------------------------------------
               William Swindells

  * By:     /s/  ROBERT S. CLINE
- -----------------------------------------------
       Robert S. Cline, Attorney-in-Fact

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on September 1, 1995.

                                          ABX AIR, INC.


                                          By:     /s/   CARL D. DONAWAY*
                                          --------------------------------------
                                                        Carl D. Donaway
                                           President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

                   SIGNATURE                               TITLE                   DATE
                   ---------                               -----                   ----
          /s/   CARL D. DONAWAY*                    President and Chief      September 1, 1995
- ----------------------------------------------     Executive Officer and
                Carl D. Donaway                           Director
                                                    (Principal Executive
                                                          Officer)

          /s/   JOSEPH C. HETE*                    Senior Vice President,    September 1, 1995
- ----------------------------------------------        Administration,
                Joseph C. Hete                     Treasurer and Director
                                                  (Principal Financial and
                                                    Accounting Officer)

        /s/   STEPHEN E. DEFROST*                         Director           September 1, 1995
- ----------------------------------------------
              Stephen E. DeForest

*By:        /s/  ROBERT S. CLINE
- ----------------------------------------------
      Robert S. Cline, Attorney-in-Fact

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on September 1, 1995.

                                          AIRBORNE FORWARDING CORPORATION


                                          By:      /s/  ROBERT S. CLINE
                                            ------------------------------------
                                                        Robert S. Cline
                                                         President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

                   SIGNATURE                               TITLE                   DATE
                   ---------                               -----                   ----
           /s/  ROBERT S. CLINE                    President and Director    September 1, 1995
- -----------------------------------------------     (Principal Executive
                Robert S. Cline                           Officer)


          /s/  ROBERT G. BRAZIER*                         Director           September 1, 1995
- -----------------------------------------------
               Robert G. Brazier

          /s/  ROY C. LILJEBECK*                          Director           September 1, 1995
- -----------------------------------------------
               Roy C. Liljebeck

          /s/  LANNY H. MICHAEL*                         Treasurer           September 1, 1995
- -----------------------------------------------   (Principal Financial and
               Lanny H. Michael                     Accounting Officer)


*By:         /s/  ROBERT S. CLINE
- -----------------------------------------------
       Robert S. Cline, Attorney-in-Fact

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on September 1, 1995.

                                          AIRBORNE FTZ, INC.


                                          By:   /s/ CARL D. DONAWAY
                                              ---------------------------------
                                                    Carl D. Donaway
                                                        President

                               POWER OF ATTORNEY

     Each person whose individual signature appears below hereby constitutes and appoints Robert S. Cline as his true and lawful attorney-in-fact with full power of substitution to execute in the name and on behalf of such person, individually and in each capacity stated below, and to file, any and all amendments to this Amendment No. 1 to the Registration Statement, including any and all post-effective amendments. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

                   SIGNATURE                               TITLE                   DATE
                   ---------                               -----                   ----
           /s/  CARL D. DONAWAY                   President and Director     September 1, 1995
- -----------------------------------------------    (Principal Executive
                Carl D. Donaway                          Officer)

           /s/  JOSEPH C. HETE                        Vice President         September 1, 1995
- -----------------------------------------------    (Principal Financial
                Joseph C. Hete                              and
                                                    Accounting Officer)

         /s/  STEPHEN E. DEFOREST                        Director            September 1, 1995
- -----------------------------------------------
              Stephen E. DeForest

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on September 1, 1995.


                                          WILMINGTON AIR PARK, INC.



                                          By:    /s/ CARL D. DONAWAY
                                             ---------------------------
                                                     Carl D. Donaway
                                                        President


                               POWER OF ATTORNEY


     Each person whose individual signature appears below hereby constitutes and appoints Robert S. Cline as his true and lawful attorney-in-fact with full power of substitution to execute in the name and on behalf of such person, individually and in each capacity stated below, and to file, any and all amendments to this Amendment No. 1 to the Registration Statement, including any and all post-effective amendments. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.


                   SIGNATURE                               TITLE                   DATE
                   ---------                               -----                   ----

                                                   President and Director    September 1, 1995
           /s/  CARL D. DONAWAY                     (Principal Executive
- -----------------------------------------------           Officer)
                Carl D. Donaway

                                                       Vice President        September 1, 1995
          /s/  JOSEPH C.  HETE                    (Principal Financial and
- -----------------------------------------------     Accounting Officer)
                Joseph C. Hete

         /s/  STEPHEN E. DEFOREST                         Director           September 1, 1995
- -----------------------------------------------
              Stephen E. DeForest

                                EXHIBIT INDEX


                                                                                         SEQUENTIALLY
 EXHIBIT                                                                                   NUMBERED
 NUMBER                            DESCRIPTION OF INSTRUMENT                                PAGES
 -------                           -------------------------                             ------------
  (1)            Form of Underwriting Agreement . . . . . . . . . . . . . . . . . . . .
  (4)(a)         Form of Indenture among Airborne Freight Corporation, ABX Air Inc.,
                 Airborne Forwarding Corporation and The Bank of New York,
                 as Trustee (incorporated by reference from the Company's
                 registration statement filed with the Securities and Exchange
                 Commission (File No. 33-54560)). . . . . . . . . . . . . . . . . . . .
  (4)(b)         Form of First Supplemental Indenture among the Registrants and
                 The Bank of New York, as Trustee . . . . . . . . . . . . . . . . . . .
  (4)(c)         Form of Debt Security, including Form of Guarantee (included in
                 Exhibit 4(a) and (b))  . . . . . . . . . . . . . . . . . . . . . . . .
  (5)            Opinion of Riddell, Williams, Bullitt & Walkinshaw . . . . . . . . . .
 (12)            Computation of ratio of earnings to fixed charges. . . . . . . . . . .
 (23)(a)         Consent of Riddell, Williams, Bullitt & Walkinshaw (included in its opinion filed as Exhibit 5 to this Registration Statement) . . . . . .
 (23)(b)         Consent of Deloitte & Touche LLP . . . . . . . . . . . . . . . . . . .
 (24)            Power of Attorney (included in Part II)*.  . . . . . . . . . . . . . .
 (25)            Statement of Eligibility of Trustee  . . . . . . . . . . . . . . . . .

- ---------
*The powers of attorney for Airborne Freight Corporation, ABX Air, Inc.
 and Airborne Forward Corporation have been previously filed.